Apotheka

Making Electronic Medical Records More Secure

Software | Minority Owned | Artificial Intelligence | Blockchains | Healthcare

APOTHEKA.CO LOS ANGELES CALIFORNIA


Apothē



Hospitals in particular are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Privacy and data integrity are our main drivers because some of us have been impacted by these issues at one point.

Dennis Maliani CEO @ Apotheka

Why you may want to support us...

1. First solution to integrate Telehealth / Telemedicine onto Blockchain to facilitate COVID-19 / Coronavirus patient self assessments
2. Patent (pending) six-way patient validation on the Blockchain utilizing AI driven smart workflows
3. Latest technology stack and security - Cloud, AI, IoT, & Blockchain
4. Integrative solution/interoperability (plug and play functionalities)
5. Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)
6. Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells, Health Centurion, Metrohealth International etc.

Why people love us

Dennis has found a way to build an incredibly user friendly app in the medical space where ease of use for patients and providers is in such high demand. The kicker is that he's done it using blockchain to dramatically improve security (also a huge need in healthcare)! On top of that. Dennis has a passion for not only building his products but has been super helpful to other entrepreneurs that often seek him out. Every dollar invested in Dennis is well spent!

Joe Ritchie
Advisor

He dreams up a promising idea and then executes the vision
Rita Goode Friend $40

Dennis is not just incredible visionary and a leader, He is extremely practical on conservative, With being result oriented and He gets a job done. Ashkan Tabibnia "The Strategist"
Ashkan Tabibnia Advisor $20,000

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Dennis Maliani
CEO
Dennis Maliani is the Founder of Apotheka Systems. His vast experience in the healthcare space spans 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, Memorial Care, Amgen among others.



Luis Lopez
COO
Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a co-founder in two start-up companies, including Somega Healthcare Systems which was successfully sold.

Luis Lopez



Daniel Edelstein
CSO
Daniel Edelstein has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategies.



Victor Pisacane
CTO
Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.

In the news

Apotheka Systems Inc. Patents Patient Identity Validation On Blockchain | Markets Insider

LOS ANGELES, Dec. 18, 2018 /PRNewswire/ -- On Tuesday December 18 th announced the submittal of proprietary technology patents to the US Patent Office. This marks a milestone in the Healthcare EHR industry by

July 17, 2019 @ markets.businessinsider.com

Downloads

Apotheka Slide Deck Wefunder v2.pdf

Story


Apothēka Blockchain & Use Cases In Healthcare
Watch later
Share
SURVEY OF CLOSE
500 TO

We started our platform development two and half years ago. Successfully boot strapped the process to bring our Apotheka solution to market.

First, we had to build an Electronic Medical Records Platform

To understand fully the value stream of a hospital or clinical operations we built an Electronic Medical records platform. Thereafter we integrated Blockchain in key areas of Patient scheduling/Registration, Point of care and Revenue cycle (payment flow to include insurance companies).


4652528
Apotheka EMR Sandbox
*Sample Patient chart
Medical Record No 4652528
Billing
Clinical Reminders
Appointments
Demographics
Contact
Recurrent Appointments

Wow! It worked!

In November 2018 we officially launched our platform to the healthcare and technology community in Los Angeles.


Apothēka
Register Your Retina
Retina Scan Added to
patients PHI Profile
on the Blockchain


Apothēka

Our next steps

We are now activating our fundraising efforts through Wefunder so that we can start our marketing and client acquisition phase.

We look forward to all of you joining us in building the next unicorn venture!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Apotheka is SaaS solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed design. Our solution integrates and transforms Electronic Medical Records platforms into secure Blockchain eco-systems.

Where will your company be in 5 years?

We hope (but not guarantee) to pursue an IPO or acquisition by a healthcare software company.

Why did you choose this idea?

Hospitals in particular are plagued with poor security/encryption that has led to multiple data breaches and; secondly bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Privacy and data integrity are our main drivers because some of us have been impacted by these issues at one point.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Advancement of emerging new technologies especially Blockchain has facilitated our initiative of creating secure eco-systems, with transparency, distributed immutable patient health information.
Healthcare Will Suffer 2-3X More Cyberattacks In 2019 - Cybersecurity Ventures

Security breaches and data integrity issues in healthcare sector have been tackled by various companies with little success due to lack of robust tools and technology infrastructures.

What is your proudest accomplishment?

Be able to bring our Apotheka Blockchain solution to martket through our bootstrapping efforts.

How far along are you? What's your biggest obstacle?

We have a solution that's market ready with tested use cases. Our obstacle is funding, we would like to aggressively tackle our entry to market and customer acquisition efforts.

Who are your competitors? Who is the biggest threat?

1. Patientory - main competitor - single use case
2. Blockchain health - single use case
3. Simply vital - single use case

What do you understand that your competitors don't?

1. Apotheka is the first one to file a patent for patient validation on the blockchain as part of ensuring data integrity in the healthcare value stream.
2. Apotheka's approach in multi use case approach (differentiator) because in hospitals there are multiple key data points we are tackling and resolving in the entire value stream - (Registration, Point of care, Clinical profiles, Security and Revenue cycle)

How will you make money?

Software subscription / License per seat and support fees (both items monthly)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risk - Adoption rate since healthcare sector tends to adopt new technology advancements at a lower rate.
Client acquisition especially mid - large size hospital systems. 10-15 large hospital systems will help us hit our 1.5 - 2 years revenue forecasts.

What do you need the most help with?

Funding so that we can jump start our aggressive marketing and customer acquisition strategy

What would you do with the money you raise?

Use of Funds in percents:
Marketing ~ 50%
Software Development ~ 25%
Operations ~ 25%

This will provide us runway 9-15 months

Financials

Apotheka has financial statements ending October 23 2019. Our cash in hand is $4,824, as of October 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,200/month.

At a Glance

January 1 to December 31

$0
Revenue

-$18,670
Net Loss

$0
Short Term Debt

$18,538
Raised in 2019

$4,824
Cash on Hand
As of 10/24/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Apotheka is SaaS solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed design. Our solution integrates and transforms Electronic Medical Records platforms into secure Blockchain eco-systems.

Our goal is to reach an IPO or acquisition by a healthcare software company. We cannot guarantee this outcome.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Apotheka Systems Inc. was incorporated in the State of Delaware in September 2018.

Since then, we have:

- Patent (pending, owned by the Company) six-way patient validation on the Blockchain

- Latest technology stack & Security - Cloud, AI, IoT & Blockchain

- Integrate-able solution/Interoperability (Plug & Play functionalities)

- Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, Revenue cycle management)

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $0. For the period ended September 30, 2019, the Company also had revenues of $0
- *Assets.* For the period ended December 31, 2018, the Company had total assets of $0. As of September 30, 2019, the Company also had total assets of $3,505, all of which is cash.
- *Net Income.* The Company has had net income of $0 for 2018, and a net loss of $18,669.57 as of September 30, 2019.
- *Liabilities.* The Company's liabilities totaled $0 for 2018 and $12,679.57

Liquidity & Capital Resources

To-date, the company has been financed with $30,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital. At this point, we do not have any further capital to rely upon outside of what we hope to generate from our pilot launch in December this year.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 month. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Apotheka Systems Inc. cash in hand is $4,824, as of October 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,200/month, for an average burn rate of $1,200 per month. Our intent is to be profitable in 6 months.

No material changes since the date of our financials. We hope to have additional paying clients. At the moment, we have one paid pilot and a paying client both to launch in December 2019, which is when we believe will will start to generating initial revenues. In the next 3-6 months, we expect expenses to rise 10-15% from operational and advertising costs from acquiring new customers.

We hope to have additional paying clients. At the moment we have one paid pilot and a paying client both to launch in December 2019.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-533%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$0	100%
Revenue to Receivables:	**Debt Ratio:**	
~	362%	

Apotheka System Inc. CPA Review Letter V10.pdf

Risks

1. Industry adoption--there might be resistance to our new technology stack since healthcare sector tends to embrace digital transformation at a slower rate compared to other sectors. Traditionally, the health and pharma industries have been slow to adapt. According to McKinsey, almost 40% of pharma companies are unsure about how to align digital strategy with their customers' journey while only 10% based strategic decisions on a granular understanding of how digital affects their business model and competitive environment compared with 22% across all industries.

2. Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users' sensitive data, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data.

3. Market entry limitations--companies in security or electronic medical records might hinder our collaboration to their exiting clients if we are viewed as threat to gaining their market share.

4. Unexpected resources constraints could negatively impact our ability to hit scaling milestones and would strain our ability to support daily operations.

5. Economy downturn might impact raising funds thus impacting our operational activities. Investors tend to be more engaged in a predictable economic environment.

6 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

7 Early profitability is not guaranteed--we might require additional funding and in case it's not secured, that might cause us to slow our scaling of operations. In addition, sales cycles tend to vary and a bit long for big clients with a huge accounts, which makes projecting recurring revenue difficult.

8 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dennis Maliani	CEO @ Apotheka Systems Inc.	2018
Luis Lopez	COO @ Apotheka Systems Inc.	2018

Officers

OFFICER	TITLE	JOINED
Dennis Maliani	CEO President	2018
Daniel Edelstein	CSO	2018
Victor Pisacane	CTO	2018
Luis Lopez	COO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dennis Maliani	9,485,000 Stock Class A	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2019	$18,538	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Intervallo Consulting Group Inc.	01/30/2019	$18,538	$12,035	4.9%	07/01/2020	Yes

Related Party Transactions

Name	Intervallo Consulting Group Inc.
Amount Invested	$18,539
Transaction type	Loan
Issued	01/30/2019
Outstanding principal plus interest	$12,034 as of 11/2019
Interest	4.9 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Major shareholder in the Company

Loan from Intervallo Consulting Group Inc.

Use of Funds

$300,000	We will able to add 5.75 full time staff members and the amount will be distributed to cover company's implementation strategy based on the outlined breakdown below: Marketing & Customer Acquisition 35%; will cover advertising & promotions, selling expenses (e.g. travel, commissions), events & conferences, marketing team salaries (digital marketing manager, sales team and employees benefit costs.Operations & Salaries 35%; will cover bank charges, office rent, electricity, travel allowance, finance, operations, legal charges, insurance professional fees, salaries (CEO, CFO, CTO, bookkeeper, accountant, hr manager, employee benefit cost).Information Technology 12.5%; Infrastructure, internet, wireless, telephony, software, salaries. Research & Development 10%; Additional IP development, patent fillings, technology scaling. Wefunder fee 7.5%.
$1,070,000	We will able to add 11.5 full time staff members and the amount will be distributed to cover company's implementation strategy based on the outlined breakdown below:Marketing & Customer Acquisition 50%; will cover advertising & promotions, selling expenses (e.g. travel, commissions), events & conferences, marketing team salaries (account manager, digital marketing manager, marketing assistants, retail sales agent, sales team and employees benefit costs.Operations & Salaries 20%; will cover bank charges, office rent, electricity, travel allowance, finance, operations, legal charges, insurance professional fees, salaries (CEO, CFO, CTO, bookkeeper, accountant, hr manager, employee benefit cost).Information Technology 12.5%; Infrastructure, internet, wireless, telephony, software, salaries. Research & Development 10%; Additional IP development, patent fillings, technology scaling. Wefunder fee 7.5%

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Stock Class B	1,000,000	870,000	No
Stock Class A	10,000,000	9,485,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

Join **593,186** investors who funded **377** startups with over **$134.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL FINANCIAL TIMES

wefunder.com/apotheka/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.